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SEC FILE NUMBER
8-45286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 East Park Drive
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Golino (561)694-0110 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

1000 Walnut Street (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 07 2002
535

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Glenn Ferris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Equities Corporation, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



NOTARY PUBLIC
STATE OF FLORIDA

James J. Halvosa
Commission # DD 051347
Expires Aug. 19, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying balance sheets of Legend Equities Corporation, a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2001 and 2000, and the related statements of income, owner's equity, and cash flows the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 29, 2002



LEGEND EQUITIES CORPORATION

Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Assets:		
Current assets:		
Cash and cash equivalents	$ 1,872,943	775,693
Accounts receivable	1,490,236	1,696,181
Receivable from affiliate (note 4)	—	271,855
Income taxes receivable	118,649	91,811
Prepaid expenses and other current assets	153,459	144,652
Total assets	$ 3,635,287	2,980,192
Liabilities and Owner's Equity		
Liabilities:		
Current liabilities:		
Commissions payable	$ 1,271,603	1,311,180
Accounts payable and accrued expenses	2,599	76,929
Payable to affiliate (note 4)	46,060	—
Total liabilities	1,320,262	1,388,109
Owner's equity:		
Common stock, no par. Authorized 4,500 shares; 710 shares issued and outstanding	—	—
Retained earnings	2,315,025	1,592,083
Total owner's equity	2,315,025	1,592,083
Contingencies (note 7)		
Total liabilities and owner's equity	$ 3,635,287	2,980,192

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Income

Years ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Distribution fees	$ 18,920,355	25,599,285
Investment and other	1,747,816	1,481,789
Total revenue	20,668,171	27,081,074
Expenses:		
Commission expense	15,394,937	20,828,156
Selling expense	296,401	404,887
General and administrative	2,151,226	1,832,914
Management fees (note 4)	—	625,343
Total expenses	17,842,564	23,691,300
Income before income taxes	2,825,607	3,389,774
Income taxes (note 5)	1,052,665	1,344,565
Net income	$ 1,772,942	2,045,209

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Owner's Equity

Years ended December 31, 2001 and 2000

	Paid-in capital	Retained earnings	Total owner's equity
Balance at December 31, 1999	$ 134,400	234,463	368,863
Merger of Service Management Advisory Corporation	(134,400)	(37,589)	(171,989)
Net income	—	2,045,209	2,045,209
Dividends paid	—	(650,000)	(650,000)
Balance at December 31, 2000	—	1,592,083	1,592,083
Net income	—	1,772,942	1,772,942
Dividends paid	—	(1,050,000)	(1,050,000)
Balance at December 31, 2001	$ —	2,315,025	2,315,025

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	1,772,942	2,045,209
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in assets and liabilities:			
Accounts receivable		205,945	(140,492)
Receivable from affiliate		271,855	(491,859)
Prepaid expenses and other assets		(8,807)	(3,042)
Income taxes receivable		(26,838)	(79,532)
Accounts payable and accrued expenses		(74,330)	70,579
Management fees payable		—	(496,247)
Commissions payable		(39,577)	(38,815)
Payable to affiliate		46,060	—
Net cash provided by operating activities		2,147,250	865,801
Cash flows from financing activities – dividends to parent		(1,050,000)	(650,000)
Net increase in cash and cash equivalents		1,097,250	215,801
Cash and cash equivalents at beginning of year		775,693	559,892
Cash and cash equivalents at end of year	$	1,872,943	775,693
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	$	1,079,503	1,399,056

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Equities Corporation (the Company) is a subsidiary of Legend Group Holdings, LLC. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD).

On March 31, 2000, all of the capital stock of the Legend Group of Companies, which included the Company, was acquired by Waddell & Reed Financial, Inc. (WDR). Following the purchase of the Company by WDR, the Company's parent, Service Management Advisory Corporation, was merged with the Company along with LEC Insurance Agency, another affiliated company acquired by WDR. LEC Insurance Agency had no activity during fiscal year 2000. This merger has been accounted for at historical cost as a result of common ownership following the acquisition by WDR. WDR did not use push down accounting to account for the purchase of the Company and, therefore, all goodwill is accounted for in Legend Group Holdings, LLC, the Company's parent, following the acquisition.

The Company sells products geared toward 403(b) retirement planning. A 403(b) plan is similar to 401(k) plans offered by many for-profit employers. Therefore, a majority of the Company's clients include educators and other employees of not-for-profit organizations. The Company enters into securities transactions in its capacity as agent for customers. The Company's major sources of revenues consist of distribution fees earned on new sales of mutual fund products and trailing commissions on existing eligible assets. Other sources of revenue include fees for marketing support and networking fees. The Company's clients are located throughout the United States.

(b) Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of ninety days or less to be cash equivalents.

(c) Revenue Recognition

Distribution revenue and expenses (and related receivables and payables) resulting from securities transactions are recorded on the date on which the order to buy or sell securities is executed.

(d) Income Taxes

The accounts of the Company are included in the consolidated federal income tax return filed by WDR. The Company's federal income tax provision has been recorded on the same basis as if a separate return had been filed. Florida and New York state taxes are allocated based upon sales in each state.

(e) Disclosures About Fair Value of Financial Instruments

Given the nature of the Company's assets and liabilities, the Company believes the carrying amounts of financial instruments in the financial statements approximate fair value.

(Continued)

(f) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $1,787,397 and $687,939, respectively, which was $1,699,380 and $595,398, respectively, in excess of its required net capital of $88,017 and $92,541, respectively. The Company's ratio of aggregate indebtedness to net capital was .74 to 1 at December 31, 2001 and 2.02 to 1 at December 31, 2000. The difference between net capital and stockholder's equity is the nonallowable assets which are excluded from net capital.

(3) Owner's Equity

On March 31, 2000, all of the Company's capital stock was acquired and then retired by WDR. The excess of the liabilities over assets of the Company's former parent, Service Management Advisory Corporation, which was merged with the Company after being acquired by WDR in March 2000, was reflected as a reduction in owner's equity in the accompanying financial statements. Dividends of $1,050,000 and $650,000 were paid to Legend Group Holdings, LLC during 2001 and 2000, respectively.

(4) Transactions With Related Parties

Effective January 1, 2000, the Company entered into an annual service agreement with Legend Management Group, Inc., Legend Services Corporation, and Advisory Services Corporation, all affiliated entities. Legend Management Group, Inc. agreed to provide legal services, management expertise as it relates to administrative services, and marketing and sales direction necessary in the conduct of the business of the Company. The Company agreed to pay Legend Management Group, Inc. for its services under this agreement at a monthly fee based on a percentage of their gross revenues. Legend Services Corporation provided all operating facilities, accounting, and compliance functions. Advisory Services Corporation performed all financial, operating, administrative, and computer processing functions required by the Company. When the Company was acquired by WDR on March 31, 2000, these management fees were discontinued. The Company incurred the following management fees prior to its acquisition by WDR for the year ended December 31, 2000:

Advisory Services Corporation	$	327,596
Legend Management Group, Inc.		158,348
Legend Services Corporation		139,399
	$	625,343

At December 31, 2001 and 2000, there were no outstanding management fees owed by the Company. Advisory Services Corporation, an affiliated company, pays expenses for all subsidiaries of Legend Group Holdings, LLC, including the Company. The Company then reimburses Advisory Services Corporation for expenses paid on the Company's behalf. At December 31, 2001, the Company owed $46,060 for expenses incurred; whereas, at December 31, 2000, the Company had paid $271,855 in excess of their required percentage of expenses for the year.

(5) Income Taxes

The components of total income tax expense for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Current income tax expense:		
Federal	$ 864,808	1,103,349
State and local	187,857	241,216
Total current income tax expense	$ 1,052,665	1,344,565

The Company has no deferred tax assets or liabilities. The impact of any temporary differences is recorded at the parent level.

(6) Savings and Investment Plan

The Company had a flexible spending plan and 401(k) profit sharing plan and trust covering substantially all full-time employees, which were established in 1992. Both plans were discontinued on March 31, 2000 when the Company was acquired by WDR. The Company's contribution to the previous 401(k) plan in 2000 was $0 as it had no employees on its payroll. Advisory Services Corporation, an affiliated company, handled all payroll and benefits-related matters, and was responsible for contributions to the plans through March 31, 2000. On March 31, 2000, the Company adopted WDR's 401(k) plan. This plan provides for a 100% Company match on the first 3% of income and 50% on the next 2% of income, not to exceed 4% of the employee's eligible salary. The Company's contributions to the WDR 401(k) plan for the years ended December 31, 2001 and 2000 were $34,454 and $28,230, respectively.

(7) Contingencies

The Company is a party to various claims arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, any adverse determination in one or more pending claims would not have a material adverse effect on the Company's financial position or results of operations.

Schedule 1

LEGEND EQUITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Computation of net capital:		
Total stockholder's equity from balance sheet	$	2,315,025
Deduct – total nonallowable assets		527,628
Net capital	$	1,787,397
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	1,320,262
Aggregate indebtedness	$	1,320,262
Computation of basic net capital requirement:		
Minimum net capital	$	88,017
Excess net capital	$	1,699,380
Ratio: Aggregate indebtedness to net capital		0.74
Nonallowable assets and other deductions:		
Receivables and other current assets	$	527,628

See accompanying independent auditors' report.

Schedule 2

LEGEND EQUITIES CORPORATION

Computation for Determination of Reserve Requirements Under Rule 15c3-3
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company is not required to file the above schedules as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker and dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer, and the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report.

Schedule 3

LEGEND EQUITIES CORPORATION

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2001

The difference between the computation of net capital included in these financial statements and the net capital computation included in the Company's unaudited FOCUS Report filing as of December 31, 2001 is immaterial.

See accompanying independent auditors' report.



1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements of Legend Equities Corporation (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

Kansas City, Missouri
January 29, 2002